MUSTWATCH LLC

Statements of Changes in Members' Equity

From January 1, 2018 to December 31, 2020

(Unaudited)

	Membership Units	Amount	Paid-in-Capital	Retained Deficit	Total Members' Equity
Balance, January 1, 2018	340,000	$ -	$ -	$ -	$ -
Net loss				(728.00)	(728.00)
Balance, December 31, 2018				(728.00)	(728.00)
Net loss				(379.00)	(379.00)
Balance, December 31, 2019				(1,107.00)	(1,107.00)
Issuance of Equity	125,898		34,021.42		34,021.42
Net loss				(1,122.60)	(1,122.60)
Balance, December 31, 2020	465,898	$ -	$ 34,021.42	$ (2,229.60)	$ 31,791.82